AMMOSQUARED, INC.
FINANCIAL STATEMENTS
(UNAUDITED)

and

INDEPENDENT ACCOUNTANTS'
COMPILATION REPORT

For the Year Ended December 31, 2021

TABLE OF CONTENTS

Page

IDAHO
TAX & ACCOUNTING

David Allen, CPA
Ben Hartley, CPA
Mason Homan, CPA
Connie Murphy, CPA
Jason Sali, CPA

9839 W Cable Car Street, Suite 121, Boise, Idaho 83709
Office 208-350-6482   Fax 208-545-1142

INDEPENDENT ACCOUNTANTS' COMPILATION REPORT

To the Board of Directors
Ammosquared, Inc
Nampa, Idaho

Management is responsible for the accompanying financial statements of Ammosquared, Inc (a Delaware Corporation), which comprise the balance sheet as of December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, the Company suffered losses from operations for the first two years of operations and has an accumulated deficit balance for the year covered in these financial statements. Management's evaluation of these events and management's plans regarding these matters are also described in Note 9. The financial statements do not include any adjustments that should be necessary should the Company be unable to continue as a going concern. We do not express an opinion, a conclusion, nor provide any assurance with respect to this matter.

Idaho Tax & Accounting

Boise, Idaho
March 3, 2022

AMMOSQUARED, INC
BALANCE SHEET
DECEMBER 31, 2021

		2021
ASSETS		
CURRENT ASSETS:		
Cash	$	118,181
Inventory		607,539
Prepaid expenses		10,783
Deferred tax asset - current		60,506
Total current assets		797,009
FURNITURE, EQUIPMENT & IMPROVEMENTS, at cost		
Furniture and equipment		35,179
Leasehold improvements		13,225
Less accumulated depreciation		(6,402)
Furniture and equipment - net		42,002
OTHER ASSETS:		
Goodwill		120,000
Less accumulated amortization of goodwill		(28,000)
Security deposit		6,589
Total other assets		98,589
TOTAL	$	937,600

		2021
LIABILITIES AND STOCKHOLDERS' EQUITY		

CURRENT LIABILITIES:

Accounts payable	$	83,314
Credit cards payable		30,288
Income taxes payable		2,777
Customer deposits		476,057
Payroll liabilities		24,638
Total current liabilities		617,074

LONG-TERM LIABILITIES:

Deferred tax liability - non-current	2,383

STOCKHOLDERS' EQUITY:

Common stock, $.0001 par value, 10,000,000 shares authorized; 3,250,000 issued and outstanding	325
Preferred stock	375,312
Accumulated deficit	(57,494)
Total stockholder's equity	318,143

TOTAL	$	937,600

AMMOSQUARED, INC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUE	$	3,264,129
DIRECT COSTS		
Product costs		1,980,793
Shipping costs		169,755
Other direct costs		31,204
Total direct costs		2,181,752
GROSS PROFIT		1,082,377
GENERAL AND ADMINISTRATIVE EXPENSES:		
Salaries and wages		279,551
Research and development		203,185
Rent		79,697
Merchant processing and bank fees		74,659
Employee benefits		38,099
Taxes and licenses		33,458
Legal and professional fees		28,315
Advertising		19,123
Office and supplies		18,020
Amortization		12,000
Insurance		10,390
Dues and subscriptions		9,375
Utilities and telephone		6,684
Depreciation		5,818
Education and seminars		3,865
Travel		3,017
Meals and entertainment		629
Total general and administrative expenses	$	825,885
INCOME FROM OPERATIONS		256,492
OTHER INCOME (EXPENSE)		
Interest expense		(456)
Interest income		2
PPP loan forgiveness		45,900
Total other income (expense)		45,446
INCOME BEFORE TAXES		301,938
INCOME TAX PROVISION (EXPENSE)		(63,244)
NET INCOME	$	238,694

AMMOSQUARED, INC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Preferred Stock	Accumulated Deficit	Total Stockholders' Equity
BALANCE AT BEGINNING OF YEAR	$ 325	$ 375,312	$ (296,188)	$ 79,449
NET INCOME	-	-	238,694	238,694
BALANCE AT END OF YEAR	$ 325	$ 375,312	$ (57,494)	$ 318,143

See independent accountants' compilation report and notes to financial statements.

AMMOSQUARED, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:

Cash received from customers	$	2,967,941
Cash paid to suppliers and employees		(2,900,776)
Income taxes paid		(1,487)
Interest income		2
Interest paid		(56)
Net cash provided by operating activities		65,624

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of furniture, equipment, & improvements	(18,910)
Net cash used in investing activities	(18,910)

NET INCREASE IN CASH		46,714
CASH AT BEGINNING OF PERIOD		71,467
CASH AT END OF PERIOD	$	118,181

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$	238,694
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		5,818
Amortization of goodwill		12,000
PPP loan forgiveness		(45,500)
Income tax provision (expense)		58,980
Change in assets and liabilities, net of effects from		
non-cash investing and financing activities:		
(Increase) decrease in assets:		
Inventory		(5,345)
Prepaid expenses		(754)
Stockholder receivable		1,080
Increase (decrease) in liabilities:		
Accounts payable		81,214
Credit cards payable		914
Income taxes payable		2,777
Customer deposits		(296,188)
Payroll liabilities		11,934
Net cash provided by operating activities	$	65,624

SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITIES:

To record deferred asset and deferred liability changes for the current year.		
Income tax provision (expense)	58,980	
Deferred tax asset - current		57,904
Deferred tax liability - non-current		1,076
To record forgiveness of PPP Loan and accrued interest.		
PPP loan payable	45,500	
Interest expense	400	
PPP loan forgiveness		45,900

See independent accountants' compilation report and notes to financial statements.   7

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

This summary of significant accounting policies of Ammosquared, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization

The Company was incorporated in Delaware on July 2, 2019, by Dan and Danielle Morton, the majority owners. The Company also issued shares of common stock to two minority shareholders. The Company's primary line of business is sales of ammunition through an ammunition subscription service and sales of accessories. The Company currently offers ammunition in over 200 different calibers and over 500 variations.

The Company purchased the assets and assumed liabilities of Ammosquared, LLC, which had been in operation since September 2015, and assumed the business operations that had been developed under Ammosquared, LLC. Ammosquared, LLC was owned by Dan and Danielle Morton, the majority shareholders, through a separate S Corporation. Effective July 31, 2019, Ammosquared, LLC transferred all business activities, and reported their final year of operations for 2019. The purchased assets included a customer list with over 4,500 customers, approximately 1,000 monthly recurring ammunition subscriptions, strategic relationships with suppliers, a functioning website, Trademarks and Domain Names for the business, and business practices and procedures developed over three years of operations under Ammosquared, LLC.

Basis of Accounting

The Company uses the accrual method of accounting for financial reporting and income tax purposes.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Cash and Cash Equivalents

The Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. The carrying amount approximates fair value due to the relatively short period to maturity of these instruments. At times, the balance in these accounts may exceed FDIC Limits. At December 31, 2021, there were no cash balances in excess of FDIC limits.

Inventories

Inventories are stated at the lower of cost (average cost) or market (net realizable value). The Company records impairment and obsolescence reserves against inventory balances as deemed necessary. No such reserve was deemed necessary at December 31, 2021. Beginning and ending inventory balances for the year ended December 31, 2021 were $602,194 and $607,539, respectively.

Warranty Expense

The Company does not offer any warranty on product sales. Any issues would be directed to the manufacturer. Accordingly, there is no warranty liability accrual.

Furniture and Equipment

Furniture and equipment are carried at cost. The Company capitalizes expenditures for additions, repairs, and improvements in excess of $2,500 per item or invoice. Any expenditure under $2,500 is charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period.

Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

	Estimated Useful Lives
Office equipment	5 years
Furniture and fixtures	7 years
Improvements	15 years

Depreciation expense for the year ended December 31, 2021 was $5,818.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Goodwill

On July 31, 2019, The Company purchased the assets, customer list, website and marketing items, inventories, and processes from Ammosquared, LLC. As part of the purchase, the Company took title to all assets and assumed multiple liabilities. The excess of the purchase price over the fair value of assets acquired and liabilities assumed has been classified as goodwill. As part of that purchase, the Company acquired Goodwill of $120,000. Management has adopted the accounting alternative offered to nonpublic entities for the subsequent measurement of goodwill. In accordance with this alternative, the Company amortizes goodwill over ten years on the straight-line basis and only evaluates goodwill for impairment at the entity level when a triggering event occurs. Amortization expense was $12,000 and total accumulated amortization was $28,000 for the year ended December 31, 2021.

Customer Deposits

The customer deposits balance represents amounts received from customers to date on unfulfilled orders. Customers are billed a monthly subscription amount and accumulate a deposit balance until they redeem the balance and place an order. At that time, the ammunition is shipped to the customer and the amount is removed from customer deposits and recorded as revenue. Customers can effectively store ammunition with the Company until they choose to redeem the balance. The customer balance does not expire and does not have any restrictions on how long customers may accumulate a deposit balance. The Company offers the option to fulfill orders at certain dollar amounts, quantity amounts, or customers may request fulfillment at any time. The balance consists of deposits from approximately 4,350 customers at December 31, 2021. The largest individual balance in customer deposits was $1,660 at December 31, 2021. Management does not believe it is appropriate to separate part of the sales price as a financing activity related to the deposit since the customer has discretion over when the product is shipped, and the sale is completed. Beginning and ending customer deposit balances for the year ended December 31, 2021 were $772,245 and $476,057, respectively.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Revenue Recognition

The Company's revenue is derived primarily from selling ammunition to customers. A small portion of revenue is also derived from selling firearms and accessories. These are considered to be a single performance obligation that are satisfied at a point in time. The Company makes all sales to individual customers through online transactions, with their physical operations located in Idaho. Customers are offered the same price for products regardless of location throughout the country. As such, management does not see any benefit in separating revenue by region or location.

The Company recognizes revenue when all of the following have occurred:
- Persuasive evidence of an arrangement exists,
- Delivery has occurred or services have been rendered,
- The fee for the arrangement is fixed or determinable, and
- Collectability is reasonably assured.

Customers typically build up a customer deposit balance through monthly subscription service payments. When the customer decides to redeem the deposit balance and complete a purchase, the revenue is recognized, and the product is shipped to the customer. At that time, all four conditions for revenue recognition have been met and the sale is recorded. The revenue amount is removed from the customer deposit balance and the product sold is removed from inventory. Sales taxes that are collected concurrent with revenue-producing activities are excluded from revenue.

The majority of customers have paid in advance as part of the ammo subscription service. Orders for firearms or accessories are invoiced and typically paid when the customer makes the order. Revenue is recorded when the order is shipped to the customer. The Company does not have any single customers that would be considered a concentration.

Revenues by product type for the year ending December 31, 2021, are as follows:

Revenue by Product:

Ammunition	$	3,241,876
Accessories		15,165
Commissions		7,088
Total Revenue	$	3,264,129

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Shipping and handling costs

The Company considers all shipping and handling to be fulfillment activities and not a separate performance obligation. Shipping and handling costs are recorded as cost of sales.

Accounts Receivable

The Company had no accounts receivable balance at the beginning or end of 2021. Accordingly, there is also a $0 balance for allowance for doubtful accounts for the year ending December 31, 2021.

Advertising

The Company expenses all advertising costs when incurred.

Compensated Absences

Employees of the Company are entitled to paid vacation, sick days and other time off depending on job classification, length of service and other factors. Management has determined the time required to calculate the liability makes it impractical to calculate for such an immaterial amount. Paid time off is expensed as used, accordingly, no liability has been recorded in the financial statements.

Concentration Risks

The Company had two suppliers that accounted for 39.1% and 10.0% of inventory purchases during 2021. The Company purchased inventory from over 40 suppliers during 2021 and would be able to use alternate suppliers if there was an issue with a current vendor. Management does not believe there is a significant risk due to concentration of product suppliers.

There are no major customers that would be considered a concentration risk.

There are no individual customer deposits that would pose a significant concentration risk. The largest individual customer balance was $1,660 for the year ended December 31, 2021.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Income Taxes

The Company uses a calendar year end for income tax reporting purposes and files a Corporate tax return annually.

The Company accounts for income taxes under generally accepted accounting principles in the United States of America. As such, the Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses.

The Company incurs a minimum tax to Idaho of $30 each year and can offset $10 through the Idaho Investment Tax credit and $10 through the Idaho Research and Development Tax credit each year.

The Company incurred net operating losses in 2019 and 2020 totaling $409,173. The Company was able to utilize $189,200 of the Net Operating loss on the tax return for the year ended December 31, 2021 to offset taxable income. The remaining Net Operating loss allowed to be carried forward is $219,973 to offset future taxable income.

The Company incurred Research and Development costs totaling 171,967 to develop a new system for selling digital ammunition. The Company reported R&D tax credits of $7,457 on the federal tax return and $4,299 on the Idaho tax return related to Research and Development Tax credits for the year ended December 31, 2021. The Federal credit has been fully utilized to reduce Federal income taxes in 2021. The R&D tax credit for Idaho was added to the existing credit of $3,014 from 2020 and the total of $7,303 can be carried forward up to 14 years or until it is utilized to offset Idaho income tax.

The Company also qualified for a state tax credit for investment in equipment during 2020 of $885. The Company is able to offset $10 of the Idaho tax liability using this credit each year. The remaining credit carryforward of $865 can be carried forward up to 14 years or until it is utilized to offset Idaho income tax.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Income Taxes, Continued

Income before taxes and the income tax provision consisted of the following:

		2021
U.S. federal income tax provision at statutory rate	$	2,521
State taxes, net of federal benefit		1,763
State tax credits		(20)
Deferred tax adjustments		58,980
Income tax provision	$	63,244

A reconciliation between the income tax provision computed using the U.S. Federal statutory rate and the Company's income tax provision is as follows:

		2021
Income before taxes	$	301,938
Income tax provision:		
Current:		
U.S. federal	$	2,521
State		1,743
		4,264
Deferred:		
U.S. federal	$	44,973
State		14,007
		58,980
Income tax provision	$	63,244

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Income Taxes, Continued

Deferred income taxes reflect the net tax effects of differences between the basis of assets and liabilities for financial reporting and income tax purposes. Net deferred tax assets and liabilities consist of the following for the year ended December 31:

	2021
Deferred tax asset:	
Net operating loss carryover	$ 46,117
Excess tax over book depreciation	6,221
Idaho R&D tax credit	7,303
Idaho Investment tax credit	865
Deferred tax asset	60,506
Deferred tax liability:	
Excess book over tax amortization	2,383
Deferred tax liability	2,383
Net deferred tax liability	$ 58,123
Reported as:	
Current deferred tax asset	$ 60,506
Non-current deferred tax liability	(2,383)
Net deferred tax liability	$ 58,123

NOTE 2: RELATED PARTY TRANSACTIONS

At December 31, 2020, the Company had a receivable from Key Stockholder Dan Morton of $1,080. The receivable was unsecured, did not bear interest, and was repaid during 2021.

NOTE 3: LINE OF CREDIT

The Company established a $12,000 revolving line-of-credit available through Wells Fargo in 2021. The line bears interest at 12%, is unsecured, and has not set maturity date. The outstanding balance was $0 at December 31, 2021.

NOTE 4: PAYCHECK PROTECTION PROGRAM (PPP) LOAN

During 2020, the Company received a $45,500 loan to help cover employee payroll costs as part of the government assistance program included in the Coronavirus Aid, Relief, and Economic Security (CARES) Act. In accordance with ASC 470, Debt, the Company recorded a liability for the full amount of the PPP loan. The Company will record the activity related to the debt forgiveness in the period the forgiveness is approved, and the loan is forgiven. Under the guidance in ASC 835-30, Imputation of Interest, borrowers are not required to impute a market rate of interest for government-guaranteed obligations, such as PPP loans.

The full loan balance of $45,500 was forgiven in March 2021 along with $400 of accrued interest. Debt forgiveness of $45,900 associated with loan forgiveness is in included in other income (expense) on the Statement of Income.

NOTE 5: COMMITMENTS

Building Lease

The Company entered into a new three-year lease for a 7,500 square foot facility commencing September 1, 2020. The lease currently requires monthly payments of $6,746 and increases 3% each year. There is an option to renew for an additional three-year term at the conclusion of the lease. Future minimum lease payments for the remaining term are as follows:

For the Years ending December 31:

2022	$	81,602
2023		10,030
Total	$	91,632

NOTE 5: COMMITMENTS (Continued)

Equipment Lease

The Company entered into a new three-year equipment lease for a forklift in November 2020. The lease requires monthly payments of $610, and concludes in October 2023, at which time the equipment is to be returned to the lessor. Future minimum lease payments for the remaining term are as follows:

For the Years ending December 31:

2022	$	7,323
2023		6,103
Total	$	13,426

NOTE 6: STOCKHOLDERS' EQUITY

Common Stock

On July 3, 2019, the Company issued a total of 3,250,000 shares of common stock subject to a Restricted Stock Purchase Agreement. The agreement restricts stock under a vesting schedule and allows the company to repurchase the shares. After the first 12 months have passed, 1/4 of the shares will be vested with an additional 1/48 of the shares vesting each month until all restricted stock is released from the repurchase option. In the event of a change in control, the repurchase option shall lapse and 100% of the shares shall immediately become fully vested, provided the purchaser remains a service provider as of the time of the consummation of such change in control. The number of shares issued to Key Holders in 2019 was:

Dan Morton	1,250,000
Danielle Morton	1,250,000
Clay Knight	375,000
Chris Corriveau	375,000

The Company is authorized to issue 10,000,000 shares of $.0001 par value common stock. At December 31, 2021, 3,250,000 shares of common stock are issued and outstanding.

NOTE 6: STOCKHOLDERS' EQUITY (Continued)

Preferred Stock

In June 2020, the Company authorized 5,000,000 shares of preferred stock, including up to 775,362 shares of Series Seed Preferred stock with a $.0001 par value to prospective investors through Wefunder crowdfunding portal.   The Company offered the opportunity for accredited and non-accredited investors to purchase Series Seed Preferred Stock.   During 2020, the Company issued 307,012 shares of the Series Seed Preferred stock among over 650 investors through Wefunder for a total of $375,312.   At December 31, 2021, 307,012 shares of preferred stock are issued and outstanding.

NOTE 7: RETIREMENT PLAN

Effective January 1, 2021, the Company established a 401(k) plan.   Eligible employees could begin making deferral contributions starting January 1, 2021.   The Company made safe-harbor matching contributions totaling $15,233 in 2021.   401(k) matching contributions are included in employee benefits in the statement of income.

NOTE 8: STOCK AND UNIT OPTION PLANS

In September 2020, the Company adopted an Equity Incentive Plan to issue stock options to employees and consultants to provide additional incentive to attract and retain the best available personnel.   The plan allows for a maximum of 500,000 shares to be issued under the equity incentive plan and reserves shares of common stock for issuance under the plan.   From September 2020 through April 2021, the Company issued 290,655 options to six key individuals.   The options vest on a monthly schedule over a period of between 2 - 4 years, and expire after 10 years.   The plan does allow for cashless exercise option.

The Company awarded 280,455 options to five individuals during the year ended December 31, 2021.   There was no compensation expense related to stock options for the year ended December 31, 2021, since the strike price equaled the exercise price of the options awarded.   Accordingly, no expense has been recorded in the financial statements.

NOTE 8: STOCK AND UNIT OPTION PLANS, CONTINUED

The following summarizes stock option information relating to December 31, 2021. Option activity under the Company's stock option plans is summarized as follows:

		2021
Options Outstanding		
Number		290,655
Weighted average exercise price	$	0.22
Options Exercisable		
Number		120,595
Weighted average exercise price	$	0.22
Options Granted		
Number		280,455
Weighted average exercise price	$	0.22
Options Exercised		
Number		-
Weighted average exercise price	$	0.22

The following table summarized information about options outstanding as of December 31, 2021:

	Outstanding Options				Exercisable Options		
Range of exercise prices	Number of shares	Weighted average remaining contractual life (in years)	Weighted average exercise price		Number of shares	Weighted average remaining contractual life (in years)	Weighted average exercise price
$0.22	290,655	2.72	$ 0.22		120,595	9.07	$ 0.22

NOTE 9: GOING CONCERN AND MANAGEMENT'S PLAN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. Management has evaluated the performance for the year and the accumulated deficit of the Company at December 31, 2021. In the evaluation of going concern, Management had previously concluded that additional inventory was needed to fulfill customer orders related to customer deposits currently on the books. The Company increased inventory to a level sufficient to cover customer orders during 2020. The Company operated at a profit for the year ended December 31, 2021, and increased revenue by over 400%. The Company decreased the accumulated deficit to below ($60,000) in 2021, and currently has a positive equity balance. Management had a three year plan to grow to a point of profitability by the end of 2023, and was able to reach that goal in one year.

Management believes the Company will be able to continue for a period greater than 12 months and is pursuing the following plans to ensure the Company's future success.

Management plans to continue purchasing ammunition in larger volumes and at lower cost in order to improve profit margins without increasing prices. The Company also plans to expand the offering of higher margin products such as magazines and firearm accessories that have a higher profit margin and lower cost to ship.

In the event additional capital is needed, management has the ability to offer a second round of investment through crowdfunding. Management believes they would still be able to continue operations by cutting expenses, but it would extend the time horizon to grow to a point of profitability under that model. Management plans to grow to a point of profitability over the next three years.

In the event the Company is not able to cover the cost of expenses, it could harm the business and impact the projected growth. This would likely impact the financial condition of the Company and the result of operations. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 10: SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 3, 2022, the date of financial statement issuance.